UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Group Governance

2 September 2016

To: Australian Securities Exchange[1]	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

Notice of Dividend Currency Exchange Rates – 2016 Final Dividend

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	Registration Number 3196209

On 16 August 2016, the Board of BHP Billiton determined to pay a final dividend of 14 US cents per share for the year ended 30 June 2016. Included in the announcement of the final dividend determination on 16 August 2016 was the advice that the currency conversion for Australian cents, British pence and New Zealand cents would be based on the foreign currency exchange rates on the Record Date, 2 September 2016, and for South African cents one week before the Record Date on the JSE Limited, which was 26 August 20162. The following table sets out the currency exchange rates applicable for the dividend:

Dividend 14 US cents per share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.755900	18.520968
British pence	1.325700	10.560459
New Zealand cents	0.728578	19.215513
South African cents[2]	14.18100	198.534000

The dividend will be paid on 20 September 2016.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

Members of the BHP Billiton Group which is headquartered in Australia

[1]	This release was made outside the hours of operation of the ASX market announcements office.
[2]	On 26 August 2016 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 5, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary